Henderson Global Funds
737 North Michigan Avenue, Suite 1700
Chicago, Illinois 60611

March 30, 2012

State Street Bank and Trust Company
4 Copley Place, 5th Floor
Boston, MA 02116
Attn:  Fund Administration Legal Department

Ladies and Gentlemen:

Reference is made to the Administration Agreement between Henderson Global Funds (the “Trust”) and State Street Bank and Trust Company (the “Administrator”) dated as of August 31, 2001, as amended (the “Agreement”).  Pursuant to the Agreement, this letter is to provide notice of the creation of an additional investment fund (the “Additional Investment Fund”), namely the Henderson All Asset Fund.

In accordance with Section 1 of the Agreement, we request that you act as Administrator with respect to the Additional Investment Fund.

This letter is to also provide notice of the following name changes as of the date noted:

Name of Fund	New Name of Fund	Effective Date
Henderson Global Opportunities Fund	Henderson Global Leaders Fund	June 1, 2011
Henderson Japan-Asia Focus Fund	Henderson Japan Focus Fund	June 1, 2011
Henderson International Equity Fund	Henderson International All Cap Equity Fund	December 10, 2010
Henderson Worldwide Income Fund	Henderson Strategic Income Fund	June 1, 2011

Please indicate your acceptance of the foregoing by executing two copies of this Agreement, returning one to the Trust and retaining one copy for your records.

Very truly yours,

Henderson Global Funds By: /s/ Christopher K. Yarbrough Name: Christopher K. Yarbrough Title: Secretary
Accepted:
State Street Bank and Trust Company By: /s/ Michael F. Rogers Name: Michael F. Rogers Title: Executive Vice President